NEVADA COGENERATION ASSOCIATES #1

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1997 AND 1996
TOGETHER WITH AUDITORS' REPORT




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Management Committee of
  Nevada Cogeneration Associates #1:

We have audited the accompanying balance sheets of NEVADA COGENERATION ASSOCIATES #1 (a Utah general partnership) as of December 31, 1997 and 1996, and the related statements of income and partners' equity and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nevada Cogeneration Associates #1 as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN & COMPANY
Los Angeles, California
February 27, 1998

                       NEVADA COGENERATION ASSOCIATES #1

                  BALANCE SHEETS - DECEMBER 31, 1997 AND 1996


                                                  1997          1996


ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                 $  5,416,442    $  5,821,900
  Receivables:
  Nevada Power Company                         3,632,944       3,414,709
  Other (amounts include $153,417 and
  $48,348 receivable from related parties
  in 1997 and 1996, respectively)                171,100         141,808
  Inventories                                  1,018,796       1,084,093
  Prepaid expenses                               376,900          78,000
  Current portion of restricted cash             798,000         927,404
                                             -------------    ------------

 Total current assets                         11,414,182      11,467,914
                                             -------------    ------------

OPERATING FACILITY AND EQUIPMENT,
 at cost, net of accumulated
 depreciation of $18,560,822 and
 $15,290,009 in 1997 and 1996,
 respectively                                 82,652,388       86,053,302
                                             -------------    ------------

OTHER ASSETS:
 Deferred financing costs, net of
 accumulated amortization of $421,795
 and $335,388 in 1997 and 1996,
 respectively                                  1,603,434        1,689,841
 Restricted cash,
 net of current portion                        8,483,222        8,119,520
                                            -------------    -------------
 Total other assets                           10,086,656        9,809,361
                                            -------------    -------------
                                            $104,153,226     $107,330,577
                                            =============    =============

The accompanying notes are an integral part of these financial statements.

                       NEVADA COGENERATION ASSOCIATES #1


                  BALANCE SHEETS - DECEMBER 31, 1997 AND 1996

                        LIABILITIES AND PARTNERS' EQUITY


                                                1997           1996
CURRENT LIABILITIES:
Project financing loan payable             $  4,495,786     $  3,578,280
Current portion of major maintenance
accrual                                         798,000          843,051
Payables:
Texaco Inc. and subsidiaries                  1,231,534        1,135,747
Trade and other (amounts include
$282,431 and $311,483 payable to
related parties in 1997 and 1996,
respectively)                                 1,680,586        1,568,667
Accrued liabilities                             409,531          387,491
                                            ------------     ------------
Total current liabilities                     8,615,437        7,513,236
                                            ------------     ------------
PROJECT FINANCING LOAN PAYABLE, net
  of current portion                         46,367,601       50,863,386

BONDS PAYABLE                                27,400,000       27,400,000

COMMITMENTS AND CONTINGENCIES (Note 7)

MAJOR MAINTENANCE ACCRUAL, net of current
  portion                                     2,338,333        3,225,659
                                             -----------    -------------
Total liabilities                            84,721,371       89,002,281
                                            ------------    -------------
PARTNERS' EQUITY:
Texaco Clark County Cogeneration
Company                                      12,627,350       11,909,571
Bonneville Nevada Corporation                 6,804,505        6,418,725
                                           -------------    ------------
Total partners' equity                       19,431,855       18,328,296
                                           -------------    ------------
                                           $104,153,226     $107,330,577
                                           =============    ============

The accompanying notes are an integral part of these financial statements.

                       NEVADA COGENERATION ASSOCIATES #1

                   STATEMENTS OF INCOME AND PARTNERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996



                                                  1997         1996

REVENUES:
 Sales of energy to Nevada Power
 Company                                      $44,018,349   $43,283,499
 Sales of heat to Georgia-Pacific
 Corporation                                      839,273       596,194
 Interest and other income                        826,534     1,713,702
                                              ------------  ------------

 Total revenues                                45,684,156    45,593,395
                                              ------------  ------------

COSTS AND EXPENSES:
Plant and other operating expenses             26,193,641    26,356,012
  Depreciation and amortization                 3,482,077     3,600,671
  General and administrative expenses           1,677,147     2,176,360
  Interest expense                              6,187,432     6,702,212
  Asset impairment expense                        340,300            -
                                              ------------- ------------
Total costs and expenses                       37,880,597    38,835,255
                                              ------------  ------------
NET INCOME                                    $ 7,803,559   $ 6,758,140
                                              ------------  ------------

PARTNERS' EQUITY AT BEGINNING OF YEAR         $18,328,296   $21,890,156


NET INCOME                                      7,803,559     6,758,140

DISTRIBUTION TO PARTNERS                       (6,700,000)  (10,320,000)
                                              ------------  ------------
PARTNERS' EQUITY AT END OF YEAR               $19,431,855   $18,328,296
                                              ------------  ------------

The accompanying notes are an integral part of these financial statements

                       NEVADA COGENERATION ASSOCIATES #1

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1997 and 1996


                                               1997            1996

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                  $ 7,803,559    $ 6,758,140
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization                 3,482,077      3,600,671
Asset impairment expense                        340,300              -
Changes in operating assets and liabilities:
(Increase) decrease in receivables             (247,527)       289,840
(Increase) decrease in prepaids                (298,900)        83,790
Decrease in inventories                          65,297         12,996
(Decrease) increase in major
maintenance accrual                            (932,375)       627,966
Increase (decrease) in payables                 207,706        (76,697)
Increase (decrease) in accrued liabilities       22,040       (348,718)
                                            -------------   -------------
Net cash provided by operating activity      10,442,177     10,947,988
                                            -------------   -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures                          (454,181)       (55,011)
Proceeds from refund of sales tax
relating to operating facility
and equipment                                   119,124            -
                                            -------------   -------------
Net cash used in investing activities          (335,057)       (55,011)
                                            -------------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Distributions to partners                  (6,700,000)    (10,320,000)
  Proceeds from restricted cash accounts      1,745,606       6,282,698
  Deposits into restricted cash accounts     (1,979,905)     (2,466,186)
  Payments for deferred sales tax payable          -           (474,561)
  Payments on project financing              (3,578,279)     (3,027,775)
                                            -------------   -------------
 Net cash used in financing activities      (10,512,578)    (10,005,824)
                                            -------------   -------------
NET (DECREASE) INCREASE IN CASH
  AND CASH EQUIVALENTS                         (405,458)        887,153

CASH AND CASH EQUIVALENTS,
at beginning of year                          5,821,900       4,934,747
                                            -------------   -------------
CASH AND CASH EQUIVALENTS,
at end of year                             $  5,416,442      $5,821,900
                                            =============   =============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for
interest                                   $  6,228,487      $6,720,590
                                            =============   =============


The accompanying notes are an integral part of these financial statements.

                       NEVADA COGENERATION ASSOCIATES #1

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1997


1.      General

Nevada Cogeneration Associates #1 (the Partnership) is a general partnership between Texaco Clark County Cogeneration Company (TCCCC), a wholly-owned subsidiary of Texaco Inc. (Texaco), and Bonneville Nevada Corporation (BNC), a wholly-owned subsidiary of Bonneville Pacific Corporation (BPC). The Partnership was organized under Utah law on October 8, 1990. The Partnership was organized to design, construct, own and operate a cogeneration facility (the Facility) located in Clark County, Nevada for the purpose of selling electric energy to Nevada Power Company (NPC) for resale to its customers and selling thermal energy to Georgia-Pacific Corporation (Georgia- Pacific) for use in its wallboard facility.

The partners share equally in the allocations of income (loss), depreciation expenses and other tax benefits from operations of the Partnership. In accordance with the general partnership agreement, BNC initially received a 66-2/3 percent and TCCCC a 33-1/3 percent disproportionate share of net cash distributions until such time as net cash distributions equaled approximately $18,876,000 (September, 1997) at which time BNC's and TCCCC's share of net cash distributions changed to 50 percent. The Partnership shall terminate, unless terminated at an earlier date pursuant to the general partnership agreement, on the latter of April 30, 2023, or the date the Partnership elects to cease operations.

The Facility consists of three combustion turbine generators which exhaust heat into three heat recovery steam generators, producing electricity, process heat and steam sequentially using one fuel source. Additionally, in a combined cycle facility, electricity is produced by a condensing steam turbine. The Facility is designed to support the name plate production of 85 megawatts of electric energy and 275,000 pounds per hour of process heat. Commercial operations commenced on June 18, 1992.

2.      Summary of Significant Accounting Policies

        a.      Operating Facility and Equipment

        All costs (including interest and field overhead expenses) incurred during the construction and the precommission phase of the Facility were capitalized as part of the cost of the Facility. Revenue earned during the precommission phase was offset against the costs of the Facility. The Facility and related equipment are being depreciated on a straight-line basis over 30 years, the estimated useful life of the Facility and the life of the Power Purchase Agreement with Nevada Power Company.

        b.      Deferred Financing Costs

        All legal and financing fees associated with the Construction Loan, Term Loan and Reimbursement Agreement (the Agreement) (see Note 3) and the Bonds Payable (see Note 4) were deferred and are being amortized over the respective term of the financing.

        c.      Major Maintenance Accrual

Each of the Facility's gas turbines will require a hot section replacement and a major overhaul approximately every 25,000 and 50,000 operating hours, respectively. Expenses for these events are accrued for on a straight-line basis over the expected operating-hour interval between each like maintenance event. Expenditures for minor maintenance, repairs and renewals are charged to expense as incurred. Expenditures for additions and improvements are capitalized.

The accruals for major repair and maintenance events are based on management's estimates of what these events will cost at the time the events occur. Due to fluctuations in the extent of repairs, prices and changes in the timing of the scheduled events, the estimated costs of these events can differ from actual costs incurred.

        d.      Statements of Cash Flows

        For  purposes  of  reporting  cash  flows,  the  Partnership   considers
short-term investments with an original maturity of three months or less, to be cash equivalents.

        e.      Fair Value of Financial Instruments

        The carrying amount of the short-term investments approximates fair value due to the short maturity of those instruments. Based on the borrowing rates currently available to the Partnership for long-term debt with similar terms and maturities as the project financing loan payable and bonds payable, the carrying amounts of the project financing loan payable and bonds payable approximate fair value. Taking into consideration the prevailing interest rates at December 31, 1997 and the Partnership's credit worthiness, the Partnership would have had to pay approximately $3,970,940 to buy-out the remaining portion of the interest rate swap agreements (See Note 3).

     f.      Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Partnership's results of operations for any particular year may be impacted by fluctuations in the price of natural gas.

        g.      Restricted Cash Accounts

The Partnership is required by the Agreement to maintain a debt service reserve account. The funds in this restricted account are maintained until such time that the Agreement is fully satisfied. These funds may be used by the administrative agent of the Agreement to pay fees, costs, principal, and interest associated with the Agreement. The balance in this account was $5,347,409 and $4,990,090 as of December 31, 1997 and 1996, respectively.

Due to amendments adopted during 1996, the Partnership is no longer required to maintain a balance in the thermal host restricted reserve account. This account could become active again under certain circumstances in which the Thermal Host (Georgia-Pacific) does not purchase sufficient thermal energy, and other situations, as defined. The account balance was $0 on December 31, 1997 and 1996, respectively.

Another of the restricted cash accounts is designated for major maintenance events (see c. above). This account is funded in order to reserve sufficient cash to allow payment of the cost of the major maintenance events, when they occur. Funds for this account are deposited on a systematic basis for events occurring within the next 36 months and are used to service the cost of each event. This account will be maintained for the duration of the Agreement. The balance in this account at December 31, 1997 and 1996 was, $2,235,811 and $2,448,193, respectively.

The Partnership also maintains a Selective Catalytic Reduction (SCR) reserve account with balances of $1,698,002 and $1,608,641 at December 31, 1997 and 1996, respectively.

All restricted cash accounts are required by the Agreement and earn interest at the current market rate. Upon authorization from certain parties to the Agreement, funds from any of the above accounts may be used for items other than their restricted purpose.

3.      Project Financing

     On April 28, 1993 the Partnership converted their construction financing to term financing. The financing obtained consisted of term loans of approximately $64,350,000 and letters of credit issued in support of $27,400,000 of tax exempt bonds. Amounts outstanding under the Agreement are reduced by quarterly payments in February, May, August and November, with the final payment due November 2007. The term loan balance at December 31, 1997 was $50,863,387. The Agreement places certain restrictions on cash accounts, capital distributions and permitted investments. The Agreement is secured by substantially all of the assets of the Partnership.

The Partnership has entered into six interest rate swap agreements with commercial banks. Three swaps (amortizing swaps) had an aggregate initial notional principal amount of $45 million ($31,770,000 at December 31, 1997) which decreases over the ten-year term of the agreements. These agreements essentially change the Partnership's interest rate exposure on the notional amount to a fixed 8.85 percent per annum plus the lenders' margin. The other three interest rate swap agreements (bullet swaps) have an aggregate notional principal amount of $15 million which remains constant over their ten-year term. These swap agreements essentially change the Partnership's interest rate exposure on the notional amount to a fixed 7.71 percent per annum plus the lenders' margin.

If the variable rate applicable to the notional amount exceeds the fixed rate established by the swap agreements, the Partnership could be exposed to the risk of higher interest costs in the event of non-performance by the commercial banks. The Partnership does not, however, anticipate non-performance by the commercial banks.

Amounts outstanding (other than those noted above) bear interest at LIBOR plus a margin of .875 percent and are paid monthly. The weighted average interest rate, inclusive of the effect of the swap agreements, on the outstanding loan balance at December 31, 1997 and 1996 was 7.74 percent and 7.58 percent, respectively.

The future minimum payments on the debt outstanding and the letters of credit supporting the tax-exempt bonds at December 31, 1997, are as follows:


                      1998         4,495,786
                      1999         5,138,041
                      2000         5,688,546
                      2001         6,239,050
                      2002         6,881,304
                      Thereafter  22,420,660
                                -------------
                                 $50,863,387
                                =============


4.      Bonds Payable

The Partnership initially obtained tax-exempt bond financing in the amount of $19,400,000 from Clark County, Nevada in the form of Industrial Development Revenue Bonds. These Variable Rate Demand Industrial Development Revenue Bonds are due and payable on November 1, 2020. Interest is currently payable monthly and the interest rate was 6.26 and 6.16 percent at December 31, 1997 and 1996, respectively.

The Partnership obtained additional project bond financing of $8,000,000 on February 11, 1992, from Clark County Nevada. These Variable Rate Demand Industrial Development Revenue Bonds are due and payable on November 1, 2021. Interest is currently payable monthly and the interest rate was 6.26 percent and
6.16 percent at December 31, 1997 and 1996.

5.      Related-Party Transactions

        a.      Gas Sales and Purchase Agreements

        The Partnership has long-term agreements for the purchase of fuel gas (in addition to those described in Note 7) with Texaco Natural Gas Inc. (TNGI), a wholly owned subsidiary of Texaco and Texaco Exploration & Production Inc.
(TEPI), a wholly owned subsidiary of Texaco.

        The maximum daily contract quantities of gas available under the TNGI and TEPI agreements are 6,250 and 5,250 MMBtu per day, respectively. The agreements require the Partnership to take delivery of and/or pay for a volume of gas up to 90 percent of the TNGI agreement quantities and 75 percent of the TEPI agreement quantities. The Partnership has two and one-half years under the TNGI agreement and five years under the TEPI agreement to take delivery of any gas not taken but paid for in any one contract year, as defined in the agreements.

        The initial weighted average price under the TNGI agreement was $2.29 per MMBtu and $2.13 per MMBtu under the TEPI agreement commencing May 1, 1993 until May 1, 2007. The price paid under these agreements is adjusted annually by the change in the Consumer Price Index (CPI) each May 1. The TNGI agreement has additional increases, as defined in the agreement, starting May 1, 2007. The weighted average price as of December 31, 1997 was $2.63 per MMBtu and $2.45 per MMBtu for TNGI and TEPI, respectively.

        The TNGI agreement remains in effect until the latter of December 31, 2011, or twenty years from the commencement date (June 18, 1992), as defined in the agreement. Under the TNGI agreement, an additional 8,250 MMBtu per day was replaced with other suppliers' long-term gas contracts (Replacement Contracts). TNGI will provide up to 8,250 MMBtu per day to the Partnership in the event of default under the Replacement Contracts. The amounts incurred under the TNGI agreement were $6,180,013 and $6,290,456 in 1997 and 1996, respectively.

        The TEPI agreement remains in effect until the latter of December 31, 2007 or fifteen years from the commencement date (June 18, 1992), as defined in the agreement. The amounts incurred under the TEPI agreement were $3,162,641 and $3,340,878 in 1997 and 1996, respectively.

     b.      Fuels Management Agreement

The Partnership is party to an agreement with TNGI, whereby TNGI is to procure, at prices based upon the spot market, and manage all fuel-gas supplies and transportation for the Partnership (except those fuel- gas supplies procured and delivered under tariff-gas contracts, those fuel-gas supplied under an excepted contract and other fuel-gas supplies excluded from this agreement by the mutual consent of TNGI and TEPI until termination of the agreement.

        The agreement will remain in effect until the latter of December 31, 2011, or twenty years from the commercial operations date (June 18, 1992). TNGI receives a fixed service fee of $0.04 per MMBtu on short-term contracts (one year or less). TNGI also receives a fixed service fee of $0.04 per MMBtu, which is adjusted annually by the change in the CPI, each May 1, for the volume of gas delivered under the Replacement Contracts. TNGI received fixed service fees under short-term and Replacement Contracts of $191,241 and $216,142 in 1997 and 1996, respectively.

        c.      Operation and Maintenance Agreement

        The Partnership has an agreement with Bonneville Pacific Services,  Inc.
(BPSI), a wholly-owned subsidiary of BPC, whereby BPSI performs all operation and maintenance activities necessary for the production of electrical energy and process heat. The agreement became effective August 1, 1991, and will remain in effect for 30 years from the commercial operations date (June 18, 1992), subject to earlier termination after 10 years from the commercial operations date as defined in the agreement.

        BPSI is paid for all costs incurred in connection with operating and maintaining the Facility and is paid an annual operating fee of $260,000, which is adjusted annually by the change in the CPI. BPSI may earn an incentive bonus which is based upon BPSI achieving certain operating goals, as defined in the agreement. The costs incurred under this agreement were $1,729,752 and
$1,731,625 in 1997 and 1996, respectively. Incentive bonuses earned were $333,065 and $412,352 in 1997 and 1996, respectively.

        d.      Engineering and Administrative and Other Costs

        The Partnership, under agreements, pays for certain engineering and administrative expenses and other costs to Texaco and its subsidiaries. Texaco may also earn a performance bonus based upon the plant achieving certain operational goals, as defined in the agreement. The fees incurred under these agreements totaled $525,159 and $567,128 in 1997 and 1996, respectively. Performance incentives earned were $333,065 and $412,352 in 1997 and 1996, respectively.

6.      Income Taxes

Income taxes are not recorded by the Partnership since the net income or loss allocated to the partners is included in their respective income tax returns.

7.      Commitments and Contingencies

        a.      Power Purchase Agreement

        The Partnership has an agreement for long-term power purchases of energy and capacity by NPC which terminates on April 30, 2023. The Partnership is paid for energy delivered based upon fixed rates, as defined in the agreement, adjusted annually at 120 percent of the change in the CPI. NPC also pays the Partnership for firm capacity based upon fixed rates, as defined in the agreement, increased annually by two percent.

        During 1997 the Partnership negotiated an amendment to the agreement severely limiting NPC's curtailment rights in exchange for a price discount of $.25 per megawatt hour. The amendment was signed on October 3, 1997 and is awaiting Nevada Public Utility Commission approval.

        Pursuant to the amended agreement, the Partnership has the right to release NPC from its purchase obligation for an agreed upon payment per released megawatt. In 1997, the Partnership received $1,101,320 for released megawatts. In conjunction with the above the Partnership was able to manage its fuel cost through non-acceptance or sell to others.

        b.      Heat Purchase Agreement

        The Partnership has an agreement for the long-term sale of process heat to Georgia-Pacific. The agreement became effective January 29, 1991, and will terminate on April 30, 2023, or earlier, as defined in the agreement. The Partnership is paid for process heat delivered at an amount equal to 65 percent of the energy cost of operating Georgia-Pacific's kiln and gypsum calcining mills on the lowest alternative energy. Process heat sold under this contract has been sufficient for the Partnership to meet its annual qualifying facility status and is expected to be sufficient for the Partnership to meet its annual qualifying facility requirements in the future.

        c.      Gas Sales and Purchase Agreements

The Partnership has two long-term agreements for the purchase of fuel gas (other than those described in Note 5) with unrelated parties. The first of these agreements remains in effect until the earlier of March 1, 2008, or fifteen years from the commercial operations date (June 18, 1992).

The second agreement remains in effect until the latter of December 31, 2007, or fifteen years from the commercial operations date (June 18, 1992).

The maximum daily contract quantities available under these agreements total 7,000 MMBtu per day. The agreements require the Partnership to take delivery of and/or pay for a volume of gas up to 75 percent of the average maximum daily contract quantities available under these agreements. The Partnership has two years (under the 2,000 MMBtu per day contract) and five years (under the 5,000 MMBtu per day contract) to take delivery of any gas not taken but paid for in any one contract year, as defined in the agreements.

The Partnership initially paid a fixed price ($2.00 to $2.20 per MMBtu) for the quantities of fuel gas delivered under these contracts. The price paid on the 5,000 MMBtu per day contract is adjusted annually by the change in the CPI. The price on the 2,000 MMBtu per day contract will be adjusted by 90 percent of the change in the CPI, twenty-five months after the start of gas deliveries (June 18, 1992), and annually each May 1 thereafter. The price paid under these contracts was $2.30 to $2.37 during 1997.

d.      Equipment Lease

The Partnership and Nevada Cogeneration Associates #2 jointly entered into an equipment lease agreement, with an unrelated party, on December 31, 1992. The agreement requires monthly payments of $48,747 plus sales tax over the ten year term. The Partnership's share is one-half of the monthly payments.

e.      Environmental Matters

        As a result of issues brought forth during 1996 regarding SCR, the Partnership has negotiated with the EPA for the installation of two SCR units. The schedule calls for the installation to take place by March 1999.

        Funds for the installations will come from the SCR reserve account, current reserves are considered adequate to cover the cost of the installations.

f.      Electric Utility Deregulation

     In 1997, The Nevada Legislature passed legislation to restructure the Nevada electric utility industry. The legislation (AB366) calls for competition to commence by January 1, 2000. The eventual outcome of these activities and their potential impact, if any, upon the Partnership is not known.

                       NEVADA COGENERATION ASSOCIATES #1

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997
                         TOGETHER WITH AUDITORS' REPORT


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Management Committee of
  Nevada Cogeneration Associates #1:

We have audited the accompanying balance sheets of NEVADA COGENERATION ASSOCIATES #1 (a Utah general partnership) as of December 31, 1998 and 1997, and the related statements of income and partners' equity and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nevada Cogeneration Associates #1 as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


Arthur Andersen & Company
Los Angeles, California
February 12, 199

                       NEVADA COGENERATION ASSOCIATES #1
                  BALANCE SHEETS - DECEMBER 31, 1998 AND 1997


                                                      1998            1997


ASSETS
CURRENT ASSETS:
Cash and cash equivalents ..................       $ 5,300,921       $ 5,416,442
  Receivables:
  Nevada Power Company .....................         3,708,360         3,632,944
    Other
    (amounts include $71,275 and
    $153,417 receivable from
    related parties in 1998 and
    1997, respectively) ....................           161,330           171,100
  Inventories ..............................           899,758         1,018,796
  Prepaid expenses .........................              --             376,900
  Current portion of
  restricted cash ..........................         3,503,948           798,000
                                                   -----------       -----------
Total current assets .......................        13,574,317        11,414,182
                                                   -----------       -----------

OPERATING FACILITY AND EQUIPMENT,
  at cost, net of accumulated
  depreciation of $21,996,892 and
  $18,560,822 in 1998 and 1997,
  respectively ...............................       79,379,670       82,652,388
                                                   ------------     ------------

OTHER ASSETS:
  Deferred financing costs, net of
  accumulated amortization of $508,201
  and $421,795 in 1998 and 1997,
  respectively ...............................        1,517,028        1,603,434
  Restricted cash, net of
  current portion ............................        6,543,469        8,483,222
                                                   ------------     ------------
 Total other assets ..........................        8,060,497       10,086,656
                                                   ------------     ------------
                                                   $101,014,484     $104,153,226
                                                   ============     ============


The accompanying notes are an integral part of these financial statements.

                       NEVADA COGENERATION ASSOCIATES #1


                  BALANCE SHEETS - DECEMBER 31, 1998 AND 1997



LIABILITIES AND PARTNERS' EQUITY


                                                           1998            1997
CURRENT LIABILITIES:
 Project financing loan payable                      $5,138,041     $  4,495,786
 Current portion of major
 maintenance accrual .........................        1,852,814          798,000
  Payables:
  Texaco Inc. and subsidiaries ...............        1,218,316        1,231,534
  Trade and other (amounts include
  $256,066 and $282,431 payable to
  related parties in 1998 and 1997,
  respectively) ..............................        1,391,250        1,680,586
  Accrued liabilities ........................          447,373          409,531
                                                   ------------     ------------
  Total current liabilities ..................       10,047,794        8,615,437
                                                   ------------     ------------

PROJECT FINANCING LOAN PAYABLE, net
of current portion ...........................       41,229,559       46,367,601

BONDS PAYABLE ................................       27,400,000       27,400,000

COMMITMENTS AND CONTINGENCIES (Note 8)

MAJOR MAINTENANCE ACCRUAL, net of current
  portion ....................................        1,345,894        2,338,333
                                                   ------------     ------------
Total liabilities ............................       80,023,247       84,721,371
                                                   ------------     ------------
PARTNERS' EQUITY:
Texaco Clark County Cogeneration
Company ......................................       13,407,042       12,627,350
Bonneville Nevada Corporation ................        7,584,195        6,804,505
                                                   ------------     ------------
Total partners' equity .......................       20,991,237       19,431,855
                                                   ------------     ------------
                                                   $101,014,484     $104,153,226
                                                   ============     ============

The accompanying notes are an integral part of these financial statements.

                       NEVADA COGENERATION ASSOCIATES #1


                   STATEMENTS OF INCOME AND PARTNERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                         1998              1997

REVENUES:
Sales of energy to Nevada Power
Company ....................................     $ 45,733,059      $ 44,018,349
Sales of heat to Georgia-Pacific
Corporation ................................          716,084           839,273
Interest and other income ..................          889,688           826,534
                                                 ------------      ------------

Total revenues .............................       47,338,831        45,684,156
                                                 ------------      ------------

COSTS AND EXPENSES:
  Plant and other operating expenses .......       25,933,891        26,193,641
  Depreciation and amortization ............        3,532,448         3,482,077
  General and administrative expenses ......        1,646,608         1,677,147
  Interest expense .........................        5,773,559         6,187,432
  Asset impairment expense .................          192,943           340,300
                                                 ------------      ------------
Total costs and expenses ...................       37,079,449        37,880,597
                                                 ------------      ------------
NET INCOME .................................     $ 10,259,382      $  7,803,559
                                                 ============      ============

PARTNERS' EQUITY AT
BEGINNING OF YEAR ..........................     $ 19,431,855      $ 18,328,296

NET INCOME .................................       10,259,382         7,803,559

DISTRIBUTION TO PARTNERS ...................       (8,700,000)       (6,700,000)
                                                 ------------      ------------
PARTNERS' EQUITY AT END
OF YEAR ....................................     $ 20,991,237      $ 19,431,855
                                                 ============      ============


The accompanying notes are an integral part of these financial statements.

                       NEVADA COGENERATION ASSOCIATES #1

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                           1998            1997
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income .....................................   $ 10,259,382    $  7,803,559
Adjustments to reconcile net
income to net cash provided by
operating activities:
Depreciation and amortization ..................      3,532,448       3,482,077
Asset impairment expense .......................        192,943         340,300
Changes in operating assets and liabilities:
(Increase) in receivables ......................        (65,646)       (247,527)
Decrease (increase) in prepaids ................        376,900        (298,900)
Decrease in inventories ........................        119,038          65,297
Increase (decrease) in major
maintenance accrual ............................         62,375        (932,375)
(Decrease) increase in payables ................       (302,554)        207,706
Increase in accrued liabilities ................         37,842          22,040
                                                   ------------    ------------
Net cash provided by operating
activities .....................................     14,212,728      10,442,177
                                                   ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures .......................         (366,267)         (454,181)
Proceeds from refund of sales tax
relating to operating facility
and equipment ..............................             --             119,124
                                                 ------------      ------------
Net cash used in investing
activities .................................         (366,267)         (335,057)
                                                 ------------      ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Distributions to partners ................       (8,700,000)       (6,700,000)
  Proceeds from restricted
  cash accounts ............................          877,697         1,745,606
  Deposits into restricted
  cash accounts ............................       (1,643,892)       (1,979,905)
  Payments on project financing ............       (4,495,787)       (3,578,279)
                                                 ------------      ------------
Net cash used in financing
activities .................................      (13,961,982)      (10,512,578)
                                                 ------------      ------------
NET DECREASE IN CASH AND
CASH EQUIVALENTS ...........................         (115,521)         (405,458)

CASH AND CASH EQUIVALENTS,
at beginning of year .......................        5,416,442         5,821,900
                                                 ------------      ------------
CASH AND CASH EQUIVALENTS,
at end of year .............................     $  5,300,921      $  5,416,442
                                                 ============      ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid during the year
 for interest ..................................   $5,736,092      $  6,228,487
                                                 ============      ============

The accompanying notes are an integral part of these financial statements.

NEVADA COGENERATION ASSOCIATES #1

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1998


1.      General

Nevada Cogeneration Associates #1 (the Partnership) is a general partnership between Texaco Clark County Cogeneration Company (TCCCC), a wholly-owned subsidiary of Texaco Inc. (Texaco), and Bonneville Nevada Corporation (BNC), a wholly-owned subsidiary of Bonneville Pacific Corporation (BPC). The Partnership was organized under Utah law on October 8, 1990. The Partnership was organized to design, construct, own and operate a cogeneration facility (the Facility) located in Clark County, Nevada for the purpose of selling electric energy to Nevada Power Company (NPC) for resale to its customers and selling thermal energy to Georgia-Pacific Corporation (Georgia-Pacific) for use in its wallboard facility.

The partners share equally in the allocations of income (loss), depreciation expenses and other tax benefits from operations of the Partnership. In accordance with the general partnership agreement, BNC initially received a 66-2/3 percent and TCCCC a 33-1/3 percent disproportionate share of net cash distributions until such time as net cash distributions equaled approximately $18,876,000 (September, 1997) at which time BNC's and TCCCC's share of net cash distributions changed to 50 percent. The Partnership shall terminate, unless terminated at an earlier date pursuant to the general partnership agreement, on the latter of April 30, 2023, or the date the Partnership elects to cease operations.

The Facility consists of three combustion turbine generators which exhaust heat into three heat recovery steam generators, producing electricity, process heat and steam sequentially using one fuel source. Additionally, in a combined cycle facility, electricity is produced by a condensing steam turbine. The Facility is designed to support the name plate production of 85 megawatts of electric energy and 275,000 pounds per hour of process heat. Commercial operations commenced on June 18, 1992.

2.      Summary of Significant Accounting Policies

        a.      Operating Facility and Equipment

        All costs (including interest and field overhead expenses) incurred during the construction and the precommission phase of the Facility were capitalized as part of the cost of the Facility. Revenue earned during the precommission phase was offset against the costs of the Facility. The Facility and related equipment are being depreciated on a straight-line basis over 30 years, the estimated useful life of the Facility and the life of the Power Purchase Agreement with Nevada Power Company.


        b.      Inventories

Inventories consist primarily of spare parts and are stated at average cost, which did not exceed market.

        c.      Deferred Financing Costs

        All legal and financing fees associated with the Construction Loan, Term Loan and Reimbursement Agreement (the Agreement) (see Note 3) and the Bonds Payable (see Note 4) were deferred and are being amortized over the respective term of the financing.

        d.      Major Maintenance Accrual

Each of the Facility's gas turbines will require a hot section replacement and a major overhaul approximately every 25,000 and 50,000 operating hours, respectively. Expenses for these events are accrued for on a straight-line basis over the expected operating-hour interval between each like maintenance event. Expenditures for minor maintenance, repairs and renewals are charged to expense as incurred. Expenditures for additions and improvements are capitalized.

The accruals for major repair and maintenance events are based on management's estimates of what these events will cost at the time the events occur. Due to fluctuations in the extent of repairs, prices and changes in the timing of the scheduled events, the estimated costs of these events can differ from actual costs incurred.

        e.      Statements of Cash Flows

        For  purposes  of  reporting  cash  flows,  the  Partnership   considers
short-term investments with an original maturity of three months or less, to be cash equivalents.

        f.      Fair Value of Financial Instruments

        The carrying amount of the short-term investments approximates fair value due to the short maturity of those instruments. Based on the borrowing rates currently available to the Partnership for long-term debt with similar terms and maturities as the project financing loan payable and bonds payable, the carrying amounts of the project financing loan payable and bonds payable approximate fair value. Taking into consideration the prevailing interest rates at December 31, 1998 and the Partnership's credit worthiness, the Partnership would have had to pay approximately $3,848,420 to buy-out the remaining portion of the interest rate swap agreements (See Note 3).


     g. Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Partnership's results of operations for any particular year may be impacted by fluctuations in the price of natural gas.

     h. Restricted Cash Accounts

The Partnership is required by the Agreement to maintain a debt service reserve account. The funds in this restricted account are maintained until such time that the Agreement is fully satisfied. These funds may be used by the administrative agent of the Agreement to pay fees, costs, principal, and interest associated with the Agreement. The balance in this account was $5,383,604 and $5,347,409 as of December 31, 1998 and 1997, respectively.

Due to amendments adopted during 1997, the Partnership is no longer required to maintain a balance in the thermal host restricted reserve account. This account could become active again under certain circumstances in which the Thermal Host (Georgia-Pacific) does not purchase sufficient thermal energy, and other situations, as defined. The account balance was $0 on December 31, 1998 and 1997, respectively.

Another of the restricted cash accounts is designated for major maintenance events (see d. above). This account is funded in order to reserve sufficient cash to allow payment of the cost of the major maintenance events, when they occur. Funds for this account are deposited on a systematic basis for events occurring within the next 36 months and are used to service the cost of each event. This account will be maintained for the duration of the Agreement. The balance in this account at December 31, 1998 and 1997 was, $3,012,679 and $2,235,811, respectively.

The Partnership also maintains a Selective Catalytic Reduction (SCR) reserve account with balances of $1,651,134 and $1,698,002 at December 31, 1998 and 1997, respectively. (See Note 8e).

All restricted cash accounts are required by the Agreement and earn interest at the current market rate. Upon authorization from certain parties to the Agreement, funds from any of the above accounts may be used for items other than their restricted purpose.


     i. New Statement of Position

On April 3, 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 Reporting on the Costs of Start-Up Activities (the Statement). The Statement provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The Partnership is required to adopt the Statement on January 1, 1999. Management believes adoption of the Statement will not have a material impact on the Partnership's financial position or results of operations.

3.      Project Financing

On April 28, 1993 the Partnership converted their construction financing to term financing. The financing obtained consisted of term loans of approximately $64,350,000 and letters of credit issued in support of $27,400,000 of tax exempt bonds. Amounts outstanding under the Agreement are reduced by quarterly payments in February, May, August and November, with the final payment due November 2007. The term loan balance at December 31, 1998 was $46,367,600. The Agreement places certain restrictions on cash accounts, capital distributions and permitted investments. The Agreement is secured by substantially all of the assets of the Partnership.

The Partnership has entered into six interest rate swap agreements with commercial banks. Three swaps (amortizing swaps) had an aggregate initial notional principal amount of $45 million ($27,360,000 at December 31, 1998) which decreases over the ten-year term of the agreements. These agreements essentially change the Partnership's interest rate exposure on the notional amount to a fixed 8.85 percent per annum plus the lenders' margin. The other three interest rate swap agreements (bullet swaps) have an aggregate notional principal amount of $15 million which remains constant over their ten-year term. These swap agreements essentially change the Partnership's interest rate exposure on the notional amount to a fixed 7.71 percent per annum plus the lenders' margin.

If the variable rate applicable to the notional amount exceeds the fixed rate established by the swap agreements, the Partnership could be exposed to the risk of higher interest costs in the event of non-performance by the commercial banks. The Partnership does not, however, anticipate non-performance by the commercial banks.

Amounts outstanding (other than those noted above) bear interest at LIBOR plus a margin of .875 percent and are paid monthly. The weighted average interest rate, inclusive of the effect of the swap agreements, on the outstanding loan balance at December 31, 1998 and 1997 was 7.20 percent and 7.74 percent, respectively.


The future minimum payments on the debt outstanding and the letters of credit supporting the tax-exempt bonds at December 31, 1998, are as follows:




                1999     $  5,138,041
                2000        5,688,546
                2003        6,239,050
                2004        6,881,304
                2005        7,798,813
                Thereafter 14,621,846
                           -----------
                          $46,367,600
                           ===========


4.      Bonds Payable

The Partnership initially obtained tax-exempt bond financing in the amount of $19,400,000 from Clark County, Nevada in the form of Industrial Development Revenue Bonds. These Variable Rate Demand Industrial Development Revenue Bonds are due and payable on November 1, 2020. Interest is currently payable monthly and the interest rate was 6.31 and 6.26 percent at December 31, 1998 and 1997, respectively.

The Partnership obtained additional project bond financing of $8,000,000 on February 11, 1992, from Clark County, Nevada. These Variable Rate Demand Industrial Development Revenue Bonds are due and payable on November 1, 2021. Interest is currently payable monthly and the interest rate was 6.31 percent and
6.26 percent at December 31, 1998 and 1997.

5.      Related-Party Transactions

        a.      Gas Sales and Purchase Agreements

 The Partnership has long-term agreements for the  purchase of fuel gas
(in addition to those described in Note 8) with Texaco Natural Gas Inc. (TNGI), and Texaco Exploration & Production Inc. (TEPI), both wholly owned subsidiaries of Texaco.

        The maximum daily contract quantities of gas available under the TNGI and TEPI agreements are 6,250 and 5,250 MMBtu per day, respectively. The agreements require the Partnership to take delivery of and/or pay for a volume of gas up to 90 percent of the TNGI agreement quantities and 75 percent of the TEPI agreement quantities. The Partnership has two and one-half years under the TNGI agreement and five years under the TEPI agreement to take delivery of any gas not taken but paid for in any one contract year, as defined in the agreements. As of December 31, 1998, the Partnership had satisfied the minimum volumetric contract obligations.

        The initial weighted average price under the TNGI agreement was $2.29 per MMBtu and $2.13 per MMBtu under the TEPI agreement commencing May 1, 1993 until May 1, 2007. The price paid under these agreements is adjusted annually by the change in the Consumer Price Index (CPI) each May 1. The TNGI agreement has additional increases, as defined in the agreement, starting May 1, 2007. The weighted average price as of December 31, 1998 was $2.68 per MMBtu and $2.49 per MMBtu for TNGI and TEPI, respectively.

        The TNGI agreement remains in effect until the latter of December 31, 2011, or twenty years from the commencement date (June 18, 1992), as defined in the agreement. Under the TNGI agreement, an additional 8,250 MMBtu per day was replaced with other suppliers' long-term gas contracts (Replacement Contracts). TNGI will provide up to 8,250 MMBtu per day to the Partnership in the event of default under the Replacement Contracts. The amounts incurred under the TNGI agreement were $6,992,359 and $6,180,013 in 1998 and 1997, respectively.

        The TEPI agreement remains in effect until the latter of December 31, 2007 or fifteen years from the commencement date (June 18, 1992), as defined in the agreement. The amounts incurred under the TEPI agreement were $3,529,193 and $3,162,641 in 1998 and 1997, respectively.

        b.      Fuels Management Agreement

The Partnership is party to an agreement with TNGI, whereby TNGI is to procure, at prices based upon the spot market, and manage all fuel-gas supplies and transportation for the Partnership (except those fuel- gas supplies procured and delivered under tariff-gas contracts, those fuel-gas supplied under an excepted contract and other fuel-gas supplies excluded from this agreement by the mutual consent of TNGI and TEPI until termination of the agreement).

        The agreement will remain in effect until the latter of December 31, 2011, or twenty years from the commercial operations date (June 18, 1992). TNGI receives a fixed service fee of $0.04 per MMBtu on short-term contracts (one year or less). TNGI also receives a fixed service fee of $0.04 per MMBtu for the volume of gas delivered under the Replacement Contracts. TNGI received fixed service fees under short-term and Replacement Contracts of $229,452 and $191,241 in 1998 and 1997, respectively.

        c.      Operation and Maintenance Agreement

        The Partnership has an agreement with Bonneville Pacific Services,  Inc.
(BPSI), a wholly-owned subsidiary of BPC, whereby BPSI performs all operation and maintenance activities necessary for the production of electrical energy and process heat. The agreement became effective August 1, 1991, and will remain in effect for 30 years from the commercial operations date (June 18, 1992), subject to earlier termination after 10 years from the commercial operations date as defined in the agreement.

        BPSI is paid for all costs incurred in connection with operating and maintaining the Facility and is paid an annual operating fee of $260,000, which is adjusted annually by the change in the CPI. BPSI may earn an incentive bonus which is based upon BPSI achieving certain operating goals, as defined in the agreement. The costs incurred under this agreement were $1,637,953 and
$1,729,752 in 1998 and 1997, respectively. Incentive bonuses earned were $321,010 and $333,065 in 1998 and 1997, respectively.

        d.      Engineering and Administrative and Other Costs

        The Partnership, under agreements, pays for certain engineering and administrative expenses and other costs to Texaco and its subsidiaries. Texaco may also earn a performance bonus based upon the plant achieving certain operational goals, as defined in the agreement. The fees incurred under these agreements totaled $474,377 and $525,159 in 1998 and 1997, respectively. Performance incentives earned were $321,010 and $333,065 in 1998 and 1997, respectively.

6. Asset Impairment Expense

During 1997, the Partnership replaced an outdated reverse osmosis system with newer technology. As a result, an impairment expense of $340,000 was recognized for the year ending December 31, 1997 on the old reverse osmosis system. At December 31, 1997, the Partnership's estimate of fair value of the reverse osmosis system based on market quotes was $200,000.

At December 31, 1998 the reverse osmosis system was deemed unsaleable; accordingly, the Partnership wrote down the remaining value of the system to $0.

7.      Income Taxes

Income taxes are not recorded by the Partnership since the net income or loss allocated to the partners is included in their respective income tax returns.

8.      Commitments and Contingencies

        a.      Power Purchase Agreement

        The Partnership has an agreement for long-term power purchases of energy and capacity by NPC which terminates on April 30, 2023. The Partnership is paid for energy delivered based upon fixed rates, as defined in the agreement, adjusted annually at 120 percent of the change in the CPI. NPC also pays the Partnership for firm capacity based upon fixed rates, as defined in the agreement, increased annually by two percent.

        During 1997 the Partnership negotiated an amendment to the agreement severely limiting NPC's curtailment rights in exchange for a price discount of $0.25 per megawatt hour. The amendment was signed on October 3, 1997 and received Nevada Public Utility Commission's approval on April 3,1998.

        Pursuant to the amended agreement, the Partnership has the right to release NPC from its purchase obligation for an agreed upon payment per released megawatt. For the year ended December 31, 1998 and 1997, the Partnership received $1,549,480 and $1,101,320, respectively for released megawatts. In conjunction with the above the Partnership was able to manage its fuel cost through non-acceptance or resale to others.

        b.      Heat Purchase Agreement

        The Partnership has an agreement for the long-term sale of process heat to Georgia-Pacific. The agreement became effective January 29, 1991, and will terminate on April 30, 2023, or earlier, as defined in the agreement. The Partnership is paid for process heat delivered at an amount equal to 65 percent of the energy cost of operating Georgia-Pacific's kiln and gypsum calcining mills on the lowest alternative energy. Process heat sold under this contract has been sufficient for the Partnership to meet its annual qualifying facility status and is expected to be sufficient for the Partnership to meet its annual qualifying facility requirements in the future.

        c.      Gas Sales and Purchase Agreements

The Partnership has two long-term agreements for the purchase of fuel gas (other than those described in Note 5) with unrelated parties. The first of these agreements remains in effect until the earlier of March 1, 2008, or fifteen years from the commercial operations date (June 18, 1992).

        The second agreement remains in effect until the latter of December 31, 2007, or fifteen years from the commercial operations date (June 18, 1992). The maximum daily contract quantities available under these agreements total 7,000 MMBtu per day. The agreements require the Partnership to take delivery of and/or pay for a volume of gas up to 75 percent of the average maximum daily contract quantities available under these agreements. The Partnership has two years (under the 2,000 MMBtu per day contract) and five years (under the 5,000 MMBtu per day contract) to take delivery of any gas not taken but paid for in any one contract year, as defined in the agreements. As of December 31, 1998, the Partnership had satisfied the minimum volumetric contract obligations.

The Partnership initially paid a fixed price ($2.00 to $2.20 per MMBtu) for the quantities of fuel gas delivered under these contracts. The price paid on the 5,000 MMBtu per day contract is adjusted annually by the change in the CPI. The price on the 2,000 MMBtu per day contract will be adjusted by 90 percent of the change in the CPI, twenty-five months after the start of gas deliveries (June 18, 1992), and annually each May 1 thereafter. The price paid under these contracts was $2.41 during 1998.

     d. Equipment Lease

The Partnership and Nevada Cogeneration Associates #2 jointly entered into an equipment lease agreement, with an unrelated party, on December 31, 1992. The agreement requires monthly payments of $48,747 plus sales tax over the ten year term. The Partnership's share is one-half of the monthly payments.

     e. Environmental Matters

        As a result of issues brought forth during 1997 regarding SCR, the Partnership has negotiated with the Environmental Protection Agency for the installation of two SCR units. The schedule calls for the installation to take place by March 1999.

        Funds for the installations will come from the SCR reserve account, current reserves are considered adequate to cover the cost of the installations.

     f. Electric Utility Deregulation

In 1998, The Nevada Legislature passed legislation to restructure the Nevada electric utility industry. The legislation (AB366) calls for competition to commence by January 1, 2000. The eventual outcome of these activities and their potential impact, if any, upon the Partnership is not known.